FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.
Notice to the Market dated August 28, 2008 from Cosan S.A. Indústria e Comércio (“Cosan”), a subsidiary of the registrant, announcing the constitution of its subsidiary Radar Propriedades Agrícolas S.A. (“RADAR”), whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	September 2, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

Item 1

COSAN S.A. INDUSTRIA E COMÉRCIO

Corporate Taxpayers’ ID (CNPJ/MF): 50.746.577/0001-15
Company Registry (NIRE): 35.300.177.045
Publicly-Held Company

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) (“COSAN”), pursuant to CVM Instruction 358, of January 3, 2002, hereby announces the constitution of its subsidiary Radar Propriedades Agrícolas S.A. (“RADAR”), whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale.

Over the last decade COSAN has developed a technical center specialized in evaluating the agricultural potential of rural properties through the use of internally designed tools, including georeferencing and agricultural and weather modeling, enabling a rapid and precise evaluation of arable land for crops, including sugarcane.

This excellence center will be made available to RADAR through a service agreement under market conditions. COSAN will have preference rights regarding the leasing of sites owned by RADAR, also under market conditions. RADAR’s management will be independent, with dedicated and exclusive professionals.

COSAN will retain approximately 18.9% of RADAR’s capital, with the remaining 81.1% being divided among other investors. COSAN will initially invest US$35,000,000.00 and the other investors, US$150,000,000.00. A second investment is expected within the next two years. According to the shareholders’ agreement executed on this date, COSAN will retain the majority of votes on RADAR’s Board of Directors, thereby retaining control of the company. In addition, COSAN has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

São Paulo, August 28, 2008

Paulo Diniz
CFO and Investor Relations Officer

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